Timmins Gold to Combine with Newstrike Capital to Create An
Emerging, Mexican-Focused Intermediate Gold Producer

Vancouver, British Columbia, February 17, 2015 – Timmins Gold Corp. (TSX:TMM, NYSE MKT:TGD) (“Timmins Gold”) and Newstrike Capital Inc. (TSX-V:NES) (“Newstrike”) are pleased to announce that they have entered into a definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which Timmins Gold has agreed to acquire all of the issued and outstanding common shares of Newstrike by way of a court approved plan of arrangement (the “Arrangement”).

The combination of Timmins Gold and Newstrike will create an emerging intermediate, Mexican-focused gold producer with a portfolio of high-quality production and development assets all based in Mexico. With the San Francisco mine (“San Francisco”) providing a solid base of operations, the combined company will have a leading growth profile driven by what Timmins Gold believes are two economically robust development projects with manageable capital requirements, Newstrike’s Ana Paula gold project (“Ana Paula”) and Timmins Gold’s Caballo Blanco gold project (“Caballo Blanco”). In addition, the combined company will have a strong balance sheet to advance Ana Paula and Caballo Blanco and will benefit from Timmins Gold’s proven track record of delivering growth and value creation for its investors. The boards of directors of both companies have each unanimously approved the terms of the Arrangement Agreement (a common director of Timmins Gold and Newstrike having recused himself) and agreed to recommend that their respective shareholders vote in favour of the proposed Arrangement.

Under the terms of the Arrangement, Newstrike shareholders will receive 0.9 (the “Exchange Ratio”) of a Timmins Gold common share (a “Timmins Gold Share”) and C$0.0001 in cash for each Newstrike common share (a “Newstrike Share”), representing the equivalent of C$1.15 per Newstrike Share and a premium of 20.0% based on the closing prices of the Timmins Gold Shares on the Toronto Stock Exchange (“TSX”) and the Newstrike Shares on the TSX Venture Exchange (“TSX-V”) on February 13, 2015, and C$1.20 per Newstrike Share and a premium of 22.4% based on the 20-day volume-weighted-average-price (“VWAP”) of the Timmins Gold Shares on the TSX and the Newstrike Shares on the TSX-V as of February 13, 2015. The Exchange Ratio implies a total transaction value of approximately C$140 million on a fully-diluted in the money basis. In addition, each outstanding option to purchase a Newstrike Share will be exchanged for an option to purchase a Timmins Gold Share, based upon the Exchange Ratio.

In connection with the Arrangement, Timmins Gold announces that it will undertake a non-brokered private placement of Timmins Gold Shares (the “Private Placement”) in an aggregate amount of up to C$10 million at a price of C$1.25 per Timmins Gold Share. Each of the two companies controlled by a trust settled by the late Adolf H. Lundin and Sentry Investments Inc. have indicated that they will participate in the Private Placement, together with other accredited investors. Completion of the Private Placement is conditional upon execution of definitive subscription agreements, closing of the Arrangement, TSX and NYSE MKT approvals and other conditions typical for a transaction of this nature. The proceeds of the Private Placement will be used to support the continued development of Ana Paula.

The Timmins Gold shares will be offered and sold in Canada on a private placement basis pursuant to certain prospectus exemptions. This press release does not constitute an offer to sell or a solicitation of an offer to buy any Timmins Gold Shares in the United States or in any other jurisdiction. The Timmins Gold Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold within the United States or to or for the account or benefit of a U.S. person unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Upon completion of the Arrangement, the combined company will be owned approximately 63% by Timmins Gold shareholders and 37% by Newstrike shareholders (based on fully-diluted in the money shares outstanding and excluding common shares to be issued pursuant to the Private Placement).

Highlights of the Transaction:

  Creates an emerging, Mexican-focused intermediate gold mining company with a portfolio of high-quality production and development assets all based in Mexico, including a producing mine, San Francisco, and two robust development assets, Ana Paula and Caballo Blanco

  Greatly enhances Timmins Gold’s potential production growth and cash cost profile – life of mine annual average gold production expected to grow approximately 175%, reaching approximately 326,000 ounces of gold assuming both Ana Paula and Caballo Blanco are put into production at the levels estimated in the Ana Paula PEA and the Caballo Blanco PEA; all-in-sustaining cash costs per ounce are expected to be reduced by approximately 21% to less than US$780 per ounce gold

  Timmins Gold believes the capital requirements will be manageable, initially supported by cash flow from San Francisco and the ability to efficiently sequence the development of Ana Paula and Caballo Blanco

  Significant increase in global resource size and grade with 75% increase in total M&I gold resources and 34% increase in average M&I gold grade

  Experienced management team with a proven track record of building and operating open-pit mines and long-standing in-country relationships; supported by a highly-qualified board of directors

  Increased scale of the combined company will enhance its capital markets profile and liquidity and provides for strong re-rating potential

  Strong support from Newstrike’s largest shareholders, two companies controlled by a trust settled by the late Adolf H. Lundin, and Timmins Gold’s largest institutional shareholder Sentry Investments Inc.

“The combination of Timmins Gold and Newstrike will immediately position Timmins Gold as an emerging intermediate gold company supported by current production and a very attractive pipeline of development projects,” said Bruce Bragagnolo, CEO of Timmins Gold. Arturo Bonillas, President of Timmins Gold, added: “The assets and projects in both companies are highly complementary and we are excited about the many opportunities ahead for us to continue delivering value to Timmins Gold shareholders. This transaction provides significant benefits to Newstrike shareholders and is accretive to Timmins Gold on key financial and operating metrics.”

Commenting on the transaction, Richard Whittall, President and CEO of Newstrike, added “This transaction provides an attractive premium to Newstrike’s current share price, offers immediate leverage to gold production at the San Francisco mine and de-risks the future development of Ana Paula. We believe the consideration offered by Timmins Gold is highly attractive for our shareholders who will also have the opportunity to participate in the growth and re-rating potential of the combined company.”

Benefits to Timmins Gold Shareholders:

  Ana Paula adds a high-quality development project to Timmins Gold’s portfolio with what Timmins Gold believes are robust economics and upfront capital requirements that will be manageable - Ana Paula is expected to deliver an attractive rate of return in the current commodity environment. The project has a 32.8% after-tax IRR at US$1,300 per ounce gold based on the Ana Paula PEA and significant potential to improve project economics through optimization

  Assuming it is put into production at the levels projected in the Ana Paula PEA, Ana Paula will add approximately 116,000 ounces of annual production, with Timmins Gold’s average annual gold production expected to grow to 326,000 ounces assuming Ana Paula and Caballo Blanco are put into production at the levels projected in the PEAs, transforming Timmins Gold into an emerging intermediate gold producer with a leading growth profile

  Ana Paula to increase Timmins Gold’s total M&I gold resource by 75% and average M&I gold resource grade by 34%

  Timmins Gold’s future cash costs expected to decrease significantly assuming Ana Paula is put into production based on US$486 per ounce cash cost as projected in the Ana Paula PEA

  Further diversifies Timmins Gold’s portfolio in prolific mining regions in Mexico with long histories of precious metals production

  Presents opportunity to leverage the Timmins Gold management team’s strong in-country and open-pit expertise to ensure optimal development and operation of Ana Paula

  Creates emerging intermediate producer with a diversified asset base, proven operating and development team, a leading growth profile and significant exploration upside

  Significant re-rating potential as development projects are successfully advanced

  Accretive to Timmins Gold on key financial and operating metrics

Benefits to Newstrike Shareholders:

  Represents an immediate premium to Newstrike shareholders of 20.0% based on each company’s closing price on February 13, 2015 and 22.4% based on each company’s 20-day VWAP as of February 13, 2015

  Pro forma ownership of 37% in Timmins Gold, provides immediate exposure to gold production and cash flow from the San Francisco mine and attractive growth potential from Caballo Blanco

  Enhanced ability to realize value from the future development of the Ana Paula project via stronger financial position of the combined company with greater access to the capital required to construct Ana Paula

  Ana Paula to be developed by a proven management team with in-country mine construction and operational expertise and track-record of creating shareholder value

  Opportunity to participate in benefits derived from increased capital markets profile

  Significant re-rating potential as development projects are successfully advanced

Readers are reminded that the Ana Paula PEA and the Caballo Blanco PEA are preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Ana Paula PEA or the Caballo Blanco PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Transaction Summary

The implementation of the Arrangement will be subject to the approval of at least 66 % of the votes cast by holders of Newstrike Shares, and if required under applicable securities law a majority of disinterested Newstrike Shareholders, at a special meeting of Newstrike shareholders expected to take place in April 2015. The Arrangement is also subject to the approval of a majority of the votes cast by the holders of Timmins Gold Shares at a special meeting of Timmins Gold shareholders expected to take place in April 2015. In addition to the shareholder approvals, the Arrangement is also subject to the receipt of certain regulatory, court and stock exchange approvals and certain other closing conditions customary in transactions of this nature.

The Arrangement Agreement has been unanimously approved by the boards of directors of each of Newstrike and Timmins Gold (a common director of Timmins Gold and Newstrike having recused himself). The financial advisor to Timmins Gold, BMO Capital Markets, has provided a fairness opinion to the board of directors of Timmins Gold that, subject to the assumptions, limitations and qualifications set out in such fairness opinion, the Exchange Ratio provided for in the Arrangement Agreement is fair, from a financial point of view to Timmins Gold. Cormark Securities Inc. has provided a fairness opinion to the special committee of independent directors of Newstrike (the “Special Committee”) that, subject to the assumptions, limitations and qualifications set out in such fairness opinion, the consideration to be received by Newstrike shareholders in connection with the Arrangement is fair, from a financial point of view, to such Newstrike shareholders.

The directors and senior officers of each of Timmins Gold and Newstrike have entered into customary voting support agreements to vote in favour of the transaction. In addition, each of the two largest shareholders of Newstrike, companies controlled by a trust settled by the late Adolf H. Lundin, have entered into customary voting support agreements to vote in favour of the Arrangement.

The Arrangement Agreement includes a reciprocal non-solicitation covenant, the right of either Newstrike or Timmins Gold to accept a superior proposal in certain circumstances, with each party having a 5 business day right to match any such superior proposal for the other party. The Arrangement Agreement also provides for the payment by each of Newstrike and Timmins Gold of a C$5.5 million termination fee if the Arrangement is terminated in certain specified circumstances.

Upon completion of the Arrangement, one nominee of Newstrike will be appointed to the Timmins Gold board of directors.

Further information regarding the Arrangement will be contained in information circulars that each of Timmins Gold and Newstrike will prepare, file and mail in due course to their respective shareholders in connection with the special meetings of each of the Timmins Gold and Newstrike shareholders to be held to consider the Arrangement. All shareholders are urged to read the information circulars once they become available as they will contain additional important information concerning the Arrangement. The Arrangement Agreement will be filed on the SEDAR profiles of Timmins Gold and Newstrike on the SEDAR website at www.sedar.com.

Advisors and Counsel

BMO Capital Markets is acting as exclusive financial advisor to Timmins Gold. Paul, Weiss, Rifkind, Wharton & Garrison LLP and DuMoulin Black LLP are acting as legal counsel to Timmins Gold.

National Bank Financial Inc. and Minvisory Corp. are acting as financial advisors to Newstrike. Blake, Cassels & Graydon LLP is acting as legal counsel to Newstrike. Cormark Securities Inc. has been engaged by the Special Committee to provide a fairness opinion.

Conference Call and Webcast Information

Timmins Gold and Newstrike will host a joint conference call on Tuesday, February 17, 2015 at 8:30 a.m. Eastern Time, or 5:30 a.m. Pacific Time, for members of the investment community to discuss the business combination. The call-in details are as follows:

Participants may join the call by registering online through a link on the Timmins Gold website homepage www.timminsgold.com and entering the passcode 337758 or by following this link: https://selfreg-inscriptionauto.confsolutions.ca/webportal/reg.html?Acc=3695912854&Conf=160788. You may view the webcast by clicking: http://www.gowebcasting.com/6333.

After entering your information, you will be given a passcode and pin that you will need to join the conference call on February 17, 2015. Participants may join the call by dialing toll free 1-888-789-9572 (Canada and U.S.) or 1-416-695-7806 (International) and entering their personal passcode and pin. A replay of the call will be available after the call until February 26, 2015, by dialing 1-800-408-3053 (Canada and U.S.) or 1-905-694-9451 (International) with the passcode 3377585. A live and archived audio webcast will also be available at www.timminsgold.com.

About Timmins Gold

Timmins Gold is in commercial gold production at its wholly owned San Francisco Gold Property in Sonora, Mexico. The mine is an open pit heap leach operation from which Timmins Gold has projected production of 115,000 to 125,000 ounces of gold in 2015 at a cash cost of US$800 to US$850 per ounce.

Timmins Gold also has a 100% interest in Caballo Blanco, an advanced stage open pit, heap leach gold project located 65km Northwest of Veracruz, Mexico.

About Newstrike

Newstrike is a precious metal focused explorer, targeting known and historic mining districts in Mexico. Newstrike’s flagship property, Ana Paula, is an advanced-stage, high grade, near surface gold/silver resource with robust economics in the Guerrero Gold Belt. Key senior members of the Company’s current management and directors have participated in Guerrero Gold Belt discoveries, including Goldcorp Inc.’s producing Los Filos Mine and Torex Gold Resources advanced stage Morelos Project in Guerrero State.

Newstrike holds a 100% interest in certain exploration properties in Mexico located within two established mining districts; the Au (Ag-Cu) skarn-porphyry camp of the Guerrero Gold Belt, and the polymetallic Pb-Zn-Ag (Au-Cu) rich epithermal camp of the mining districts of Oaxaca State.

Technical Disclosure – Timmins Gold

Taj Singh, M.Eng, P.Eng, CPA, a Qualified Person under National Instrument 43-101 and the Vice President of Business Development of Timmins Gold, approved the technical disclosure and verified the data disclosed regarding the San Francisco Mine and the Caballo Blanco project contained herein.

For more information regarding the San Francisco Mine, see the technical report entitled “NI 43-101 F1 Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project, Sonora, Mexico”, effective date October 1, 2013 which is available on SEDAR. Mineral reserves for the San Francisco Mine, as estimated in the report, are as follows: Proven: 57.3 million tonnes grading 0.55 g/t gold; Probable: 33.9 million tonnes grading 0.53 g/t gold. As disclosed in the technical report, mineral reserves were estimated using a cut-off grade of 0.20 g/t gold. Mineral resources (inclusive of reserves) for the San Francisco Mine, as estimated in the report, are as follows: Measured: 63.8 million tonnes grading 0.58 g/t gold; Indicated: 37.9 million tonnes grading 0.56 g/t gold; Inferred: 122.1 million tonnes grading 0.45 g/t gold. Mineral resources were estimated using a cut-off grade of 0.17 g/t gold for the San Francisco deposit and 0.15 g/t gold for the La Chicharra deposit. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

For more information regarding the Caballo Blanco project, see Timmins Gold’s news releases dated December 18, 2014 and February 11, 2015 and the Caballo PEA entitled “Preliminary Economic Assessment, Caballo Blanco Gold Heap Leach, Veracruz, Mexico”, effective date May 7, 2012 (readdressed to Timmins Gold as of January 28, 2015), which is available on Timmins Gold’s SEDAR profile at www.sedar.com. Mineral resources for Caballo Blanco, as estimated in the Caballo Blanco PEA, are as follows: Indicated: 28.9 million tonnes grading 0.62 g/t gold and 2.32 g/t silver; Inferred: 24 million tonnes gold grading 0.54 g/t gold and 2.50 g/t silver. As disclosed in the Caballo Blanco PEA, mineral resources were estimated using cut-off grade of 0.20 g/t gold. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A reader is advised that the Caballo Blanco preliminary economic assessment has only been intended to provide an initial, high-level review of the project. The PEA mine plan and economic model include the use of inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary economic assessment will be realized.

Technical Disclosure - Newstrike

Thomas H. Bagan, a Qualified Person under National Instrument 43-101 and the Vice President of Project Development for Newstrike, has reviewed the contents of this press release and approved the technical disclosure and verified the data disclosed regarding the Ana Paula project contained herein.

For more information regarding Ana Paula, see Newstrike’s news releases of September 15 and October 30, 2014 and the Ana Paula PEA entitled “Ana Paula Project Preliminary Economic Assessment, Guerrero State, Mexico”, date effective August 8, 2014 which is available on Newstrike’s SEDAR profile at www.sedar.com. Mineral resources for Ana Paula, as estimated in the Ana Paula PEA, are as follows: Measured: 22,767,000 tonnes grading 1.608 g/t gold and 4.9 g/t silver, Indicated: 18,243,000 tonnes grading 1.163 g/t gold and 5.95 g/t silver; Inferred 1,904,000 tonnes grading 1.113 g/t gold and 10.85 g/t silver. Mineral resources were estimated using a 0.46 g/t AuEq cutoff. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A reader is advised that the Ana Paula preliminary economic assessment has only been intended to provide an initial, high-level review of the project. The PEA mine plan and economic model include the use of inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary economic assessment will be realized.

Cautionary Statement on Forward-looking Information

Certain statements contained herein may constitute forward-looking statements (or “forward looking information”) and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements with respect to, among other things, the ability of Timmins Gold and Newstrike to consummate the Arrangement on the terms of the Arrangement Agreement, the anticipated benefits of the Arrangement, including business and financial prospects, financial multiples, accretion estimates, the effect of the Arrangement on project development risks and estimated future production and cash costs, future trends, plans, strategies, objectives and expectations, including with respect to costs, capital requirements, availability of financing, production, exploration and reserves and resources, projected production from the San Francisco Mine, the Ana Paula PEA and the Caballo Blanco PEA, including estimated internal rate of return and projected production, exploitation activities and potential, future operations and the completion of the Private Placement and use of proceeds therefrom. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology.

These forward-looking statements are based on a number of assumptions, including assumptions regarding the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary court, shareholder, stock exchange and regulatory approvals and the ability of the parties to satisfy in a timely manner, the conditions to the closing of the Arrangement; the value of Timmins Gold and Newstrike’s respective assets; the successful completion of development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource, grade, mine life, cash cost, NPV and IRR estimates and other assumptions, projections and estimates made in the technical reports for San Francisco, Caballo Blanco and Ana Paula; that mineral resources can be developed as planned; interest and exchange rates; that required financing will be obtained; general economic conditions; that labour disputes, flooding, ground instability, fire, failure of plant, equipment or processes to operate as anticipated and other risks of the mining industry will not be encountered; the price of gold, silver and other metals; competitive conditions in the mining industry; title to mineral properties; and changes in laws, rules and regulations applicable to Timmins Gold and Newstrike.

Although management of Timmins Gold and Newstrike believe that the assumptions made and the expectations represented by such statements are reasonable, there can be no assurance that a forward-looking statement herein will prove to be accurate. Actual results and developments may differ materially from those expressed or implied by the forward-looking statements contained herein and even if such actual results and developments are realized or substantially realized, there can be no assurance that they will have the expected consequences or effects. Factors which could cause actual results to differ materially from current expectations include non-completion of the Arrangement, including due to the parties failing to receive, in a timely manner and on satisfactory terms, the necessary court, shareholder, stock exchange and regulatory approvals or the inability of the parties to satisfy in a timely manner the other conditions to the closing of the Arrangement; changes in market conditions; actual results being materially different than reserve and resource, grade, mine life, NPV, IRR and cash cost estimates and the other projections and estimates made in the technical reports for San Francisco, Caballo Blanco and Ana Paula; variations in grade or recovery rates; risks relating to international operations; fluctuations in gold, silver and other metal prices and currency exchange rates; failure to obtain required financing; inability to successfully complete development projects, planned expansions or other projects within the timelines anticipated; natural disasters; adverse changes to general economic conditions or applicable laws, rules and regulations; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; labour disputes, flooding, ground instability, fire and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; the risk of an undiscovered defect in title or other adverse claim; and the risk that results of exploration activities will be different than anticipated.

Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof. Except as required by applicable law, Timmins Gold and Newstrike do not intend to update any forward-looking statements to conform these statements to actual results.

Cautionary Note to United States Investors

Each of Timmins Gold and Newstrike is subject to the reporting requirements of the applicable Canadian securities laws, and as a result each reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “SEC”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, each of Timmins Gold and Newstrike reports “resources” in accordance with NI 43-101. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities laws, they are not defined terms under Guide 7 and, generally, U.S. companies are not permitted to report resources in documents filed with the SEC. As such, certain information contained in this press release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under NI 43-101 differ in certain respects from the standards of Guide 7.

For Further Information, Please Contact:

Timmins Gold Corp.	Newstrike Capital Inc.
Bruce Bragagnolo, CEO and Director	Richard Whittall, President and CEO and Director
Tel: 604-638-8980	Tel: 604-605-4654
Website: www.timminsgold.com	Website: www.newstrikecapital.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX), nor the TSX Venture Exchange, nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.